

June 25, 2015

Steven van der Velden
Chief Executive Officer
Elephant Talk Communications Corp.
100 Park Avenue
New York, NY 10017

     Re: **Elephant Talk Communications Corp.**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed April 1, 2015
              Response Dated June 8, 2015
              File No. 1-35360

Dear Mr. van der Velden:

We have reviewed your June 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note your response to comment three and refer to your presentation of non-GAAP Revenue. The adjustments made to arrive at Non-GAAP Revenue appear to relate, at least for 2013, to the error corrections as described in Note 35. We note that these "deferred revenue adjustments" do not reconcile with the changes in deferred revenue as presented in your non-GAAP Adjusted EBITDA reconciliation on page 40 or in the Consolidated Statements of Cash Flows on page 48. Please explain and revise as necessary.

2.   Further, revise to include the explanation of changes in your mobile and security solutions within the revenue section based upon U.S. GAAP. To the extent that you present a non-GAAP revenue measure, revise to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In this regard, we note no substantive discussion of how this measure provides useful information to investors regarding the registrant's financial condition and results of operations or the additional purposes, if any, for which your management uses the non-GAAP financial measure.

3.   We note your response to comment six. Please revise to disclose the reasons set forth in your response in future filings.

Revenue Recognition and Deferred Revenue, page 54

4.   We note your response to comment ten. We are still unclear as to the facts and circumstances underlying the revenue recognition errors and ultimate restatement. You disclose that the restatement was a result of the failure to identify all delivery obligations associated with multiple-element revenue arrangements and an improper interpretation of standalone value of delivered elements. Please tell us specifically what arrangements were accounted for incorrectly and describe how each deliverable was accounted for before and after the restatement.

Form 10-Q for the Three Months Ended March 31, 2015

Critical Accounting Policies and Estimates

5.   Please revise to include the explanation of changes in your mobile and security solutions within the revenue section based upon U.S. GAAP. To the extent that you present a non-GAAP Revenue measure, revise to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In this regard, we note no substantive discussion of how this measure provides useful information to investors regarding the registrant's financial condition and results of operations or the additional purposes, if any, for which your management uses the non-GAAP financial measure.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

                                                Sincerely,

                                                /s/ Terry French for

                                                Carlos Pacho
                                                Senior Assistant Chief Accountant